EMBRAER ANNOUNCES ITS LONG-TERM AVIATION MARKET OUTLOOK
Forecast for world demand includes the commercial and business jet markets

São José dos Campos, November 7, 2008 - Embraer (NYSE: ERJ; BOVESPA: EMBR3) presented its 20-year forecast, today, of the world demand for 30- to 120-seat commercial jets, and its ten-year forecast for the business aviation market. The announcement was made at the close of the ninth edition of the annual Embraer Day encounter with analysts and investors, organized by the Company and held, this year, on November 6 and 7, in São José dos Campos, Brazil.

Long-Term Market Outlook

Commercial Aviation Market

World air travel demand should grow on an average of 5% per year, from 2009 to 2028. Embraer estimates that the air transportation industry will react positively, after the end of the current economic crisis, and that the long-term growth trend will be maintained. China will lead the growth in the next 20 years, with an average annual rate of more than 7.5%, followed by the emerging regions of Latin America and Russia & Commonwealth of Independent States (CIS), both at 6% per year. Asia Pacific and Africa will grow about 5%, and the European and North American markets, 4%.

Embraer foresees a global demand of 6,750 jets with a 30- to 120-seat capacity over the next 20 years, which will generate sales of new aircraft totaling US$ 220 billion. Of this total, 2,950 jets should be delivered between 2009 and 2018, and the remaining 3,800 units between 2019 and 2028, as detailed, below.

Commercial jet delivery forecast, by product segment (2009-2028)

Market Segment (Seats)	2009-2018	2019-2028	2009-2028
30 - 60	75	575	650
61 - 90	1,150	1,300	2,450
91 - 120	1,725	1,925	3,650
30 - 120	2,950	3,800	6,750

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

The forecast indicates that the 30- to 60-seat capacity segment will be under pressure, over the next five years, due to the economic crisis and fuel prices, forcing airlines to review their strategies, mainly in the North American environment. The 50-seat regional jet market has achieved maturity, but tends to continue supporting the U.S. and European systems and to contribute to the development of regional aviation in Russia & CIS, Mexico, Africa and South America.

The jets with 61 to 120 seats should continue to help airlines match aircraft capacity to market demand, by right-sizing low load factor narrow-body airplanes that have too many seats. Furthermore, the jets in this segment also tend to be used to substitute older fleets, to expand into new markets, and to aid the natural growth of regional airlines on high demand routes operated by smaller jets, for the purpose of increasing revenues and market share.

Embraer believes that emissions will be one of the main influences on the development of future aircraft. Today, more than 700 units of the 30- to 120-seat fleet are over 20 years old and should soon be replaced, which will result in significant environmental benefits. In this scenario, Embraer’s family of E-Jets provides a reduction of as much as 50% in carbon dioxide emissions.

Commercial jet delivery forecast for the 30- to 120-seat segment, by region (2009-2028)

Region	Total Deliveries	Share
Africa	230	3%
Asia Pacific	520	8%
China	875	13%
Europe	1,350	20%
Latin America	540	8%
Middle East	210	3%
North America	2,570	38%
Russia & the CIS	455	7%
Total (2009-2028)	6,750	100%

The complete sixth edition of the Embraer Market Outlook (2009-2028) will be available online, in January 2009, at www.embraer.com/outlook.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

Executive Aviation Market

Embraer forecasts a global demand of 11,880 business jets for 2009-2018, which could generate approximately US$ 204 billion in new aircraft deliveries. The new air taxi and branded charter market may add yet another 1,800 to 2,800 jets to the personal and entry level segments for the same period.

Since 2006, the industry has posted consecutive delivery records, largely supported by the growing demand from non-U.S. markets, but deliveries are expected to slow down, in 2009, with a market adjustment in the 2009-2012 period. Despite the reduction in short-term deliveries, long-term sustainable growth is foreseen for the business jet market, due to the return of economic growth, albeit at more conservative levels.

Business jet delivery forecast, by product segment (2009-2018)

Segment	Total Deliveries	Share
Entry Level	2,650	22%
Light	2,430	21%
Midlight	1,770	15%
Midsize	1,070	9%
Super Midsize	1,430	12%
Large	1,320	11%
Ultra-Long Range	940	8%
Ultra-Large	270	2%
Total (2009-2018)	11,880	100%

Launched in 2005, the Phenom 100 and Phenom 300 jets are positioned in the entry level and light segments, respectively. The Phenom 100’s maiden flight occurred on July 26, 2007, and the model has already accumulated over 1,300 hours of test flights for certification, which is expected by the end of the 2008. Ten Phenom 100s are expected to be delivered to North American customers this year. The first flight of the Phenom 300 occurred on April 29, 2008. The flight test campaign for certification moves steadily ahead, and is expected to be concluded in the second half of 2009.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

In May 2006, the Company launched the Lineage 1000, an ultra-large executive jet based on the platform of the EMBRAER 190 commercial jet. The first airplane took its maiden flight on October 26, 2007. Today, four jets are in the final interior assembly stage. Certification and the first delivery of this model will occur by the end of 2008.

The Legacy 500 midsize and Legacy 450 midlight business jets were launched in May of this year, and should enter service in the second half of 2012 and 2013, respectively. The Legacy 600 continues to increase it market share, currently 15% in the super midsize category, and now has over 150 aircraft operating in 23 countries.

Embraer is investing over US$ 100 million in the infrastructure and organization for customer support and services. In 2008, three new Company-owned service centers were inaugurated in the States of Connecticut, Arizona and Florida, in the United States. The service network will be comprised of 45 centers, including seven wholly owned facilities. Embraer CAE Training Services (ECTS), a joint venture between Embraer and CAE for training Phenom jet operators, has already completed the instructional program for the first mechanics and customer pilots. The ECTS training center in Europe, located in the United Kingdom, will begin operations in the first half of 2009. Embraer has also invested in replacement parts inventory and logistics, as well as in expanding its maintenance programs for executive jets. Embraer Executive Care (EEC), a comprehensive by-the-hour maintenance program, is now available to Phenom jet customers.

The excellent acceptance of the Phenom, Legacy and Lineage executive jets, and the continuous progress of their respective development programs has resulted in a current firm order backlog of US$ 7 billion, which is a significant increase over previous years (US$ 4 billion, at the end of 2007, US$ 2 billion, in 2006, and US$ 600 million, in 2005). Firm orders for the Phenom 100 and Phenom 300 stand at over 800 units.

Delivery and Investments Forecast for 2009

Embraer has revised its estimated aircraft deliveries for 2009, and expects to deliver 270 jets for the commercial aviation, executive aviation and defense and government (state-owned airlines and transportation of government officials) segments. The Company has also released its investments forecast for 2009, totaling US$ 450 million.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

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Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the Commercial Aviation, Executive Aviation, and Defense and Government segments. The Company also provides after sales support and services to customers worldwide. On September 30, 2008, Embraer had a workforce of 23,745 employees and a firm order backlog of US$ 21.6 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986